Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES AN0C JOINT VENTURE PROGRESS UPDATE

Vancouver, B.C. March 15, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and commercial development of high quality stevia, announces a progress update on its China joint venture AN0C. The Company is pleased to announce that AN0C management has selected the Hon Chuan Group as its OEM partner for its bottling and servicing needs for AN0CTM beverage products. Hon Chuan will provide additional anticipated bottling capacity to that already provided through China and Healthy Foods Company Limited (CAHFC) at its Xioagang facility.

The Hon Chuan Group is a leading OEM bottling and servicing organization with headquarters in Taiwan and operations in Mainland China since 1993. At present Hon Chuan has become the leading OEM company serving many multinational companies and has set up 16 production bases in locations such as Jiangsu, Hunan, Shandong, Shanxi, Guangdong, Zhejiang, Gansu, Jilin, Henan, Yunnan, Shanxi and Shanghai, Tianjin in Mainland China. Hon Chuan will supply AN0C with all required services for beverage filling as well as logistic support to delivery of product to AN0C’s distributors across China. Hon Chuan customers include many leading Chinese and global beverage companies and all facilities are certified ISO-9001, ISO-14000 and HACCP as well as QS approved by the government.

GLG Chairman and CEO Dr. Luke Zhang stated, “The contract with Hon Chuan secures all additional capacity we anticipate needing to support projected 2011 sales. We have decided to partner with high quality and experienced OEM services in China such as Hon Chuan and Xiaogang not only to meet the demands of our rapid market development, but also to avoid high capital investments in production facilities. Hon Chuan has an excellent reputation for delivering bottling and logistical support services to their customers and we are pleased to have them as a valued partner in producing and delivering AN0C’s products to the China market nationwide.”

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About AN0C
AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.